Southport Acquisition Corporation 268 Post Road, Suite 200 Fairfield, CT 06824	Angel Studios, Inc. 295 W Center St. Provo, UT 84601

July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Valeria Franks Joel Parker Scott Anderegg Mara Ransom

Re:	Southport Acquisition Corporation and Angel Studios, Inc.
Registration Statement on Form S-4 File No. 333-283151 Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-283151) (as amended, the “Registration Statement”), filed by Southport Acquisition Corporation (“SAC”) and Angel Studios, Inc. (“ASI”) with the U.S. Securities and Exchange Commission (the “Commission”).

SAC and ASI hereby request the Registration Statement be made effective at 4:00 p.m., Eastern Time, on July 22, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact SAC’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com, or ASI’s legal counsel, Mark Bonham at (801) 907-2702 or by email at MBonham@mayerbrown.com or Brian Hirshberg at (212) 506-2176 or by email at BHirshberg@mayerbrown.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Guest, Mr. Narayan, Mr. Bonham or Mr. Hirshberg when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

U.S. Securities and Exchange Commission

July 18, 2025

Sincerely,

Southport Acquisition Corporation

/s/ Jeb Spencer
Name:	Jeb Spencer
Title:	Chief Executive Officer

Angel Studios, Inc.

/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz Mark Bonham, Mayer Brown LLP Brian Hirshberg, Mayer Brown LLP